HALEY WEINBLATT & CALCAGNI, LLP

JOHN R. CALCAGNI
RICHARD D. HALEY
RICHARD A. WEINBLATT
———
FELIX WIENCLAW

ATTORNEYS AT LAW

ONE SUFFOLK SQUARE
1601 VETERANS MEMORIAL HIGHWAY
SUITE 425
ISLANDIA, NEW YORK 11749
631-582-5151
FAX 631-234-7108

July 14, 2005

Via: Fax and U.S. Mail

Donald F. Delaney, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Murray United Development Corp.-File No. 033-19048-NY

Dear Mr. Delaney:

We are corporate counsel for Murray United Development Corp. (the Company). This will acknowledge receipt of the letter dated April 1, 2005 from H. Roger Schwall, Assistant Director at the SEC, to Mr. Dwight Foster requesting modifications to disclosure both in the "Controls and Procedures" and "Financial Statements" sections of the Company's future filings with the SEC.

This will also confirm that the Company intends to comply with the requests for modifications made by Mr. Schwall in his April 1, 2005 letter in the Company's future filings with the SEC.

If you have any questions or comments, please do not hesitate to contact me.

Very truly yours,

John R. Calcagni

JRC:fs
Cc: Mr. Dwight Foster
    Mr. Anthony Campo
    Mr. Robert Vandine